Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under

Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust II

(SEC File No. 811-21852)

November 1, 2012 Proposed fund merger comparison

Columbia Diversified Bond Fund proposed to merge into Columbia Intermediate Bond Fund

At Columbia Management, our goal is to provide products and services that meet the needs of our investors. For that reason, Columbia Management recently recommended, and the fund boards approved, several fund mergers, one of which is the merger of Columbia Diversified Bond Fund into Columbia Intermediate Bond Fund. Shareholders of Columbia Diversified Bond Fund will be asked to approve this merger of funds at a special meeting of shareholders anticipated to be held in early 2013. In the case of this proposed fund merger, the funds are substantially similar in many regards, including those comparisons noted in the summary below. For more information relating to this proposed fund merger, including a discussion of differences between the funds, as well as pro-forma information, please see the prospectus/proxy statement when available, as discussed further below.

Data as of September 30, 2012	Acquired Fund Columbia Diversified Bond Fund	Acquiring Fund Columbia Intermediate Bond Fund

Benchmark	Barclays U.S. Aggregate Index	Barclays U.S. Aggregate Index

Lipper category	Intermediate Investment Grade Debt Funds	Intermediate Investment Grade Debt Funds

Portfolio managers	Carl Pappo, Alexander Powers, Michael Zazzarino, Brian Lavin	Carl Pappo, Alexander Powers, Michael Zazzarino, Brian Lavin

Avg. effective duration (years)	4.56	4.57

Total net assets	$3,112 million	$3,082 million

Gross / net expense ratio (Class A)*	0.89 / 0.85	0.95 / 0.88

Objective	The fund seeks to provide shareholders with a high level of current income while conserving the value of the investment for the longest period of time.	The fund seeks total return, consisting of current income and capital appreciation.

Process/strategy	Diversified sources of alpha driven by a fundamental, bottom-up process that emphasizes risk adjusted returns through sector rotation and security selection.	Diversified sources of alpha driven by a fundamental, bottom-up process that emphasizes risk adjusted returns through sector rotation and security selection.

Asset allocation

Investment grade credit	37.9	37.3

U.S Treasury	15.1	17.1

MBS Agency	19.3	19.1

CMBS	13.4	12.8

High yield credit	9.7	9.6

MBS non-agency	2.4	2.3

Cash and cash equivalents	-0.2	-0.1

Emerging markets	1.6	0.8

ABS	0.8	1.1

Source: Columbia Management.

*	Fund expense ratios are calculated based on the fund’s average net assets during the fund’s most recently completed fiscal year (or based on estimated amounts for funds that have been in existence less than one year), and have not been adjusted for current asset levels. If adjusted for any decrease or increase in assets, expense ratios would be higher or lower, respectively, than the numbers shown above. The investment manager and certain of its affiliates have contractually (for at least the current fiscal year) and/or voluntarily agreed to waive certain fees and/or to reimburse certain expenses of the fund, as described in the fund’s prospectus, unless sooner terminated at the sole discretion of the fund’s board. Net expense ratios reflect this fee waiver/expense cap. Fee waivers/expense caps would limit the impact that any decrease in assets would have on net expense ratios in the current fiscal year. Voluntary waivers/reimbursement arrangements, if any, may be discontinued at any time. If the fund merger is approved by shareholders of the acquired fund, the pro-forma net expense ratio for the combined fund’s Class A shares will be limited to 0.85% through December 31, 2014, through a contractual fee waiver/expense reimbursement arrangement, which is further described in the prospectus/proxy statement that will be made available as described below.

© 2012 Columbia Management Investment Advisers, LLC. All rights reserved. 225 Franklin Street, Boston, MA 02110-2804 columbiamanagement.com 800.426.3750	Not FDIC insured • No bank guarantee • May lose value

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Proposed fund merger comparison

Investment Risks

There are risks associated with an investment in a bond fund, including credit risk, interest rate risk, and prepayment and extension risk. In general, bond prices rise when interest rates fall and vice versa. This effect is more pronounced for longer-term securities. Non-investment grade securities, commonly called “high-yield” or “junk” bonds, have more volatile prices and carry more risk to principal and income than investment grade securities.

The Barclays U.S. Aggregate Bond Index is a market-value-weighted index that tracks the daily price, coupon, pay-downs and total return performance of fixed-rate, publicly placed, dollar-denominated, and non-convertible investment-grade debt issues with at least $250 million par amount outstanding and with at least one year to final maturity. It is not possible to invest directly in an index.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of the Acquiring Fund, nor is it a solicitation of any proxy. For information regarding the Acquiring Fund, or to receive a free copy of a prospectus/proxy statement relating to the proposed merger once a registration statement relating to the proposed merger has been filed with the Securities and Exchange Commission (SEC) and becomes effective, please call the acquired fund’s proxy solicitor, Computershare Fund Services, toll free at 800.708.7953. The prospectus/proxy statement (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/proxy statement will also be available for free on the SEC’s website (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering the merger proposal.

This material is distributed by Columbia Management Investment Distributors, Inc. (member FINRA), which is also the distributor of the Columbia Funds. The Columbia Funds are managed by Columbia Management Investment Advisers, LLC.

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